Exhibit 99.2

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 30, 2019

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Intimation

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that Dr. Omkar Goswami, Independent Director of the Company has ceased to be a Director of the Company w.e.f. July 30, 2019 on completion of his term as an Independent Director.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary